EXHIBIT 14.1

CODE OF ETHICS AND BUSINESS CONDUCT

EasyLink Services International Corporation (the “Company”) has adopted this Code of Ethics and Business Conduct (this “Code”) in accordance with Section 406(c) of the Sarbanes-Oxley Act of 2002 and NASDAQ Rule 4350(n) to establish standards of legal and ethical conduct for the officers, directors and employees of the Company and its subsidiaries.

I. Introduction

This Code applies to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, financial managers and any persons performing similar finance and accounting functions (collectively, the “Covered Executives”) as well as to all other officers, directors and employees of the Company and its subsidiaries (collectively, the “Covered Personnel”). The Covered Executives hold an important and elevated role in corporate governance. They are uniquely positioned and empowered to ensure that the interests of the Company and its stockholders are appropriately balanced, protected and preserved.

This Code provides principles that the Covered Executives and Covered Personnel must adhere to, promoting honest and ethical conduct, proper disclosure of financial information in the Company’s periodic reports, and compliance with all applicable rules, laws, and regulations.

The Compliance Officer for purposes of this Code is the Audit Committee of the Company’s Board of Directors (the “Compliance Officer”).  Waivers of this Code may be made only by the Compliance Officer and will be promptly disclosed in accordance with all applicable laws and regulations adopted by the Securities and Exchange Commission (the “SEC”). Furthermore, any waivers of this Code with respect to any Covered Executive or director of the Company must be approved by the full Board of Directors of the Company.

II. General Obligations for Covered Executives and Covered Personnel

In performing his or her duties, each of the Covered Executives and Covered Personnel should:

• Act honestly and ethically, including without limitation with regard to all conflicts of interest, whether actual or apparent, between personal and professional relationships, and refrain from using his or her position for personal gain or competing directly or indirectly with the Company.

• Disclose to the Compliance Officer or the Chief Executive Officer, in advance, if possible, any material relationship or transaction that could reasonably be expected to give rise to a conflict of interest.

• Produce full, fair, accurate, complete, objective, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC, NASDAQ or any other government agency or self-regulatory organization, and in other public communications made by the Company or its subsidiaries.

• Require that all Company financial practices concerning accounting, internal accounting controls and auditing matters meet the highest standards of professionalism, transparency and honesty.

• Take all reasonable measures to safeguard the confidentiality of non-public information about the Company and its customers acquired in the course of employment, except when authorized or otherwise legally obligated to disclose. Confidential information obtained in the course of work will not be used for personal advantage.

• Act in good faith, responsibly, with due care, competence, diligence and without knowingly misrepresenting material facts or allowing his or her better judgment to be subordinated.

• Comply with all applicable rules and regulations of federal, state and local governments, the SEC, NASDAQ and other appropriate private and public regulatory agencies.

• Comply with the Company’s policies and procedures.

• Responsibly use and control assets and other resources employed or entrusted to his or her supervision.

• Promptly report any known violation of this Code to the Compliance Officer.

III. Compliance with this Code

1. Procedures for Raising Concerns.

If any person believes that any Covered Executive or Covered Personnel has violated this Code, that person should promptly report the matter to the Compliance Officer by sending a letter to the Compliance Officer at the following address:

EasyLink Services International Corporation
Audit Committee of the Board of Directors
6025 The Corners Parkway, Suite 100
Norcross, GA 30092

This Code should not be construed to prohibit any person from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

2. Procedures for Investigating and Resolving Concerns.

Reports of possible violations will be forwarded to the Compliance Officer. The Compliance Officer may, in its discretion, assume responsibility for evaluating any possible violation and directing or conducting any investigation or may delegate any portion of such responsibility to the Board of Directors, another committee or another person or entity. If the Compliance Officer chooses to assume responsibility for evaluating any possible violation or directing or conducting any investigation where the investigation concerns a possible violation by a member of the Board of Directors, the Audit Committee, not including that member, shall assume such responsibility. The Compliance Officer shall have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

After conducting the investigation, the results will be evaluated and the Company shall authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. The Company reserves the right to take whatever action it believes appropriate, up to and including discharge of any employee determined to have engaged in improper conduct.

The Company will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. The Company will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.

3. Questions

If any person has questions regarding the appropriate course of action in a particular situation, they may contact the Compliance Officer or the Company’s Legal Department.